METALLA SETS EFFECTIVE DATE FOR PREVIOUSLY ANNOUNCED SHARE CONSOLIDATION

FOR IMMEDIATE RELEASE	TSXV: MTA OTCQB: MTAFF
December 16, 2019

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQB: MTAFF) announces that, in connection with a planned listing on the NYSE American, LLC ("NYSE American"), the Company will complete its previously announced consolidation of common shares on the basis of one new share for four old shares (1:4) (the "Consolidation") effective as of 12:01 a.m. (PST) on December 17, 2019 (the "Effective Time"). The Company's consolidated common shares are expected to begin trading on the TSX Venture Exchange ("TSXV") when the markets open on December 17, 2019.

Share Consolidation

Each four (4) common shares issued and outstanding at the Effective Time will be consolidated into one (1) common share. The Consolidation affects all of the Company's common shares outstanding at the Effective Time. As a result of the Consolidation, the number of issued and outstanding common shares will be reduced from approximately 135,244,590 to 33,811,175 (subject to fractional treatment). Each shareholder's percentage ownership in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments resulting from the treatment of fractional shares.

No fractional shares will be issued as a result of the Consolidation. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of common shares.

Effect of the Consolidation on Registered and Beneficial Holders

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the Consolidation and instructing them to surrender their share certificates representing pre-Consolidation common shares for replacement certificates representing their post-Consolidation common shares. Until surrendered for exchange, each share certificate formerly representing pre-Consolidation common shares will be deemed to represent the number of whole post-Consolidation common shares to which the holder is entitled as a result of the Consolidation.

Holders of common shares of the Company who hold uncertificated common shares (i.e., common shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company's transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in "street name" for their benefit. Such holders do not need to take any additional actions to exchange their pre-Consolidation common shares for post-Consolidation common shares.

Beneficial shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that have been put in place by the Company for registered shareholders. If you hold your common shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

The new CUSIP number for the post-Consolidation common shares is 59124U605 and the new ISIN number is CA59124U6051.

Effect of the Consolidation on the payment of Dividends

Further to the Company's press release dated November 26, 2019, Metalla has announced a monthly dividend payment on its common shares for January and February 2020. In order to maintain the same aggregate pre-Consolidation dividend payment, the per share dividend payment amount has been automatically adjusted such that the dividend payment amount will be $0.004 per share in January and February 2020.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the timing of the Consolidation, Effective Time  and the trading of the common shares on the TSXV on a post-Consolidation basis, payment of future dividends, and the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals, exchange approval, and third party consents, risks and uncertainties related to obtaining regulatory approval and exchange approval in a timely manner, or at all, the impact of general business and economic conditions and other related risks and uncertainties including other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.